Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

November 12, 2019

VIA EDGAR AND EMAIL TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	USA Technologies, Inc. (the “Company”)
PREC14A preliminary proxy statement filing made on Schedule 14A
DFAN14A Rule 14a-12 soliciting materials filed under cover of Schedule 14A
Filed on November 4, 2019 by Hudson Executive Capital LP, et al. (“Hudson”)
File No. 001-33365

Dear Mr. Panos:

We are writing on behalf of Hudson in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 5, 2019 (the “Comment Letter”), with respect to Hudson’s solicitation of consents from the shareholders of the Company to request a special meeting of the Company’s shareholders.

Concurrently with the submission of this letter, we are filing via EDGAR a revised preliminary consent statement on Schedule 14A (the “Revised Preliminary Consent Statement”) with the Commission. The Revised Preliminary Consent Statement reflects revisions made to the preliminary consent statement on Schedule 14A filed on November 4, 2019 (the “Preliminary Consent Statement”) in response to the Comment Letter.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to Hudson’s response. The page numbers in Hudson’s responses refer to the page numbers in the Revised Preliminary Consent Statement.

Preliminary Proxy Statement filed on November 4, 2019

General

1.

The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as “preliminary” similarly should appear on the first page of the proxy statement, as defined in Rule 14a-1(g), as distinguished from the correspondence addressed to shareholders. Please revise, in Amendment No. 1 to the proxy statement, in light of the permissibility under Rule 14a-3(a) for the participants to lawfully solicit while using a preliminary proxy statement.

In response to the Staff’s comment, Hudson has revised the disclosure on the first page of the Revised Preliminary Consent Statement to identify it as “preliminary”.

2.

As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears in the correspondence, which document has been voluntarily included under cover of Schedule 14A and is outside the scope of the cited definition of proxy statement.

In response to the Staff’s comment, Hudson has revised the disclosure on the first page of the Revised Preliminary Consent Statement to include the approximate date upon which the consent statement will be mailed to shareholders.

3.

We recognize that the instant solicitation statement is not asking security holders to vote on any of the proposals delineated in the consent solicitation, but noticed that the type of proposals that might be presented would implicate Rule 14a-4(a)(3) if introduced now. Please advise us, with a view toward revised disclosure, whether or not Proposals 2 and 3 should be divided into multiple separate proposals because each individual amendment could be considered a “separate matter” within the meaning of that codified provision.

Hudson has undertaken an analysis of Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, and the guidance issued by the Staff with respect thereto, specifically the Division of Corporation Finance Compliance and Disclosure Interpretations of Exchange Act Rule 14a-4(a)(3). Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”

In C&DI Question 101.02, the Staff indicated that it “would not ordinarily object to the bundling of any number of immaterial matters with a single material matter.” The Staff explained further that the relevant consideration for whether a matter is “immaterial” is whether the given matter “substantively affects shareholder rights” and that “if management knows or has reason to believe that a particular amendment that does not substantively affect shareholder rights nevertheless is one on which shareholders could reasonably be expected to wish to express a view separate from their views on the other amendments that are part of the restatement, the amendment should be unbundled.” The Commission has also noted in C&DI Question 101.01 that “[m]ultiple matters that are so “inextricably intertwined” as to effectively constitute a single matter need not be unbundled.”

Hudson respectfully submits that the proposals contained in the Preliminary Consent Statement comply with Rule 14a-4(a)(3) and the Commission’s guidance with respect thereto. Proposal 2 constitutes a separate matter with respect to shareholders’ ability to call a special meeting and Proposal 3 constitutes a separate matter of a bylaw amendment seeking to prevent the Company’s Board from overturning or otherwise frustrating the purpose of shareholder-approved bylaws.

However, in order to be responsive to the Staff’s comment, Hudson has removed from Proposal 2 the bylaw amendment that would allow shareholders to call a special meeting for any business that could be considered at an annual meeting, including the election and/or removal of any director or directors of the Company, and added this bylaw amendment as a separate matter to be considered by shareholders in a new stand-alone Proposal 2 in the Revised Preliminary Consent Statement.

As a result of this change, Proposal 3 of the Revised Preliminary Consent Statement now solely concerns the mechanics (i.e., the time, place, process and manner) for special meetings. As revised, Proposal 3 of the Revised Preliminary Consent Statement will amend the bylaws to provide that a holder of 10% of the Company’s voting power may call a special meeting. The accompanying changes to this bylaw section included in Proposal 3 are inextricably linked to shareholders’ ability to call a special meeting – each of which may be deemed to be immaterial but, together with the lowered voting threshold, are collectively designed to make it faster and easier for shareholders to hold a special meeting. Specifically, the changes are designed solely to ensure that the Company honors the request for the special meeting (e.g., by holding the meeting in a timely manner, by presenting the proposals of the shareholder in the correct order in which they were presented and by allowing the shareholder reasonable access at the special meeting to ensure the shareholder’s proposal may be properly considered). Hudson does not believe any of these inextricably intertwined matters are ones “on which shareholders could reasonably be expected to wish to express a view separate from their views on the other amendments that are part of the restatement.”

Hudson respectfully submits that Proposal 3 of the Preliminary Consent Statement (now Proposal 4 of the Revised Preliminary Consent Statement) requires no change as it contains a single material matter, preventing the Board from adopting bylaws that nullify the effectiveness of bylaws that were previously properly adopted or repealed by the shareholders.

Accordingly, Hudson has revised the disclosure as described above on pages 2, 3, 6, 15, 16, 17, 18, 19, 20, 21, 27 and Exhibit A-2 of the Revised Preliminary Consent Statement.

Hudson Participants

4.

Hudson Executive, Management GP and Mr. Braunstein have been described as persons who “may be deemed to share power to vote…” Under Rule 13d-3(a), however, it appears that such persons indisputably are beneficial owners. Please remove the implication that a legal question or doubt exists as to whether such persons are in fact beneficial owners by deleting the “may be deemed” qualification. Please also note that use of the term “deemed” in this context is not synonymous with the term “considered,” and, as such, has a distinguishable meaning that serves a specific legal purpose that ultimately results in the term intentionally only appearing within the regulatory text of Rule 13d-3(b) and Rule 13d-3(d).

In response to the Staff’s comment, Hudson has revised the disclosure on pages 24 and 25 of the Revised Preliminary Consent Statement to make clear that Hudson Executive Capital LP, HEC Management GP LLC and Mr. Braunstein are beneficial owners.

Expenses

5.

Please refer to the following representation: “The actual costs and expenses could be materially different than the estimated amounts.” Please confirm, if true, that the participants will amend their proxy statement if they learn that the actual costs and estimates have materially differed from the estimates expected to be disclosed. See Rule 14a-9(a) of Regulation 14A.

In response to the Staff’s comment, and on behalf of Hudson and the other participants, we confirm that Hudson and the other participants will amend the consent statement if they learn that the actual costs and estimates have materially differed from the estimates disclosed in the consent statement.

Exhibit A-2 Form of Blue Consent

6.	Please advise us, with a view toward revised disclosure, how the participants have complied with Rule 14a-4(e).

In response to the Staff’s comment, Hudson has revised the form of BLUE Consent included as Exhibit A-2 of the Revised Preliminary Consent Statement.

Rule 14a-12 Soliciting Materials filed under cover of Schedule 14A

7.

Please refer to the following assertion: “…Immediate Change Required to Correct Value-Destructive Actions…” Notwithstanding the allegation that the Board has squandered “Company resources on employment contracts, legal costs and accounting remediation that could have been avoided through proper oversight,” as well as the associated contention that the Board bears responsibility for the “[i]mplementation of a highly-dilutive, imprudent and unnecessary financing agreement in October,” neither of these two purported instances of Board malfeasance constitutes a “factual foundation” as described in Note b. to Rule 14a-9. Please provide us, with a view toward revised disclosure in the proxy statement or otherwise, of the factual foundation upon which the participants relied to not only assert that the Board has caused value destruction, but also squandered resources and entered into a financing agreement that was “highly-dilutive, imprudent, unnecessary.” To the extent corrective disclosures are made, please address why the participants have not pursued breach of fiduciary duty claims in light of their opinions regarding the Board’s actions and/or inaction.

In response to the Staff’s comment, Hudson believes that the factual foundations upon which the participants relied to not only assert that the Board has caused value destruction, but also squandered resources and entered into a highly-dilutive, imprudent and unnecessary financing agreement are self-evident and disclosed in the Preliminary Consent Statement under the section “Background To The Solicitation”. Hudson believes that the Board should have focused on increasing shareholder value and not on denying shareholders the ability to convene at an annual meeting and, once it became apparent that the largest shareholder was prepared to make them accountable for their actions in a proxy contest, adopting entrenchment measures such as a poison pill. However, in response to the Staff’s comment, Hudson has provided on page 3 of the Revised Preliminary Consent Statement additional support for its belief that the Company’s actions over the past 10 months have consistently eroded shareholder value and that the Board bears ultimate responsibility for the Company’s actions and failure to act, which support is also contained in other parts of the Preliminary Consent Statement.

In response to the Staff’s comment regarding why the participants have not pursued breach of fiduciary claims in light of their opinions regarding the Board’s actions and/or inaction, we have been authorized to disclose to the Staff that Hudson is reviewing potential claims for breach of fiduciary duty, among others, but no determination has been made as to whether such claims may be pursued.

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Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc:	Douglas Braunstein
Managing Member
HEC Master Fund LP

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